Exhibit 1

FOR IMMEDIATE RELEASE

June 22, 2005

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Notice of Organizational Changes, Introduction of an Executive Officer System,
and Changes in Directors

     Nissin Co., Ltd. (“the Company”) hereby announces organizational changes, introduction of an executive officer system, and changes in directors to be implemented as of July 1, 2005, pursuant to a resolution adopted by the Board of Directors at its meeting held on June 22, 2005.

1.	Organizational Changes

(1)	The Inter-Company Department will be established to perform management and coordination functions among the various group companies in a manner that is compatible with management of the group and consolidated entities.

(2)	The Internal Control Department, which is in charge of company-wide corporate governance, will be separated from the Operations Control Division to secure independency.

(3)	To centralize management accounting and financial accounting operations, the Corporate Planning Department, which is in charge of operations planning coordination and budgeting, and the Accounting Department, which is in charge of accounting and closing of accounts, will be merged to create the Controller’s Department. With the creation of this new department, the Corporate Planning Department and the Accounting Department will be eliminated and their functions will be transferred to the Corporate Planning Section and Accounting Sections I and II under the new Controller’s Department.

2.	Introduction of an Executive Officer System

(1)	Management decision making and supervisory functions will be separated from operational execution functions, and an executive officer system will be introduced to accelerate operational execution speed and clarify responsibilities and authority.

(2)	Executive Officers will be appointed by the Board of Directors for terms of up to one year. Executive Officers shall number no more than 20 in total.

3.	Changes in Directors

Changes in Directors Accompanying Introduction of the Executive Officer System (effective July 1, 2005)

New Title	Name	Current Title

President & Executive Officer	Kunihiko Sakioka	President & General Manager Sales & Marketing Control Div. and Sales Dept.

Senior Managing Director & Executive Officer (General Manager Operations Control Div. and Inter-Company Dept.)	Hitoshi Higaki	Managing Director & General Manager Operations Control Div. and Corporate Planning Dept.

Managing Director & Executive Officer (General Manager Sales & Marketing Control Div. and Sales Dept.)	Toshioki Otani	Director & Deputy General Manager Sales & Marketing Control Div. and General Manager Business Development Dept.

Managing Director & Executive Officer (General Manager Finance Dept.)	Akihiro Nojiri	Director & General Manager Finance Dept.

Managing Director & Executive Officer (General Manager Investor Relations Dept. & Officer-in-Charge East Asia Region)	Yunwei Chen	Director & General Manager Investor Relations Dept.

Director & Executive Officer (General Manager Credit Screening Dept. & Officer-in-Charge Eastern Japan Investigation Dept. and Western Japan Investigation Dept.)	Hiroshi Akuta	Director & General Manager Credit Screening Dept. & Eastern Japan Investigation Dept. and Western Japan Investigation Dept.

Director & Executive Officer (Deputy General Manager Sales & Marketing Control Div. and General Manager Tie-up Loan Dept. and Osaka Branch Office)	Hidenobu Sasaki	Director & General Manager Osaka Branch Office and Deputy General Manager Sales & Marketing Control Div. and General Manager Tie-up Loan Dept.

Director & Executive Officer (Advice to Sales & Marketing Control Div.)	Keishi Ishigaki	Director & General Manager Advice to Sales & Marketing Control Div.